Exhibit 99.1

Premium Catering (Holdings) Limited Receives NASDAQ Notice Related to Late Filing of Its Interim Report

New York, NY, Sept. 9, 2026 (GLOBE NEWSWIRE) — Premium Catering (Holdings) Limited (NASDAQ: PC, or the “Company”), today announced that today announced that it has received a letter from the Nasdaq Stock Market, dated September 4, 2026 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its interim report on Form 6-K containing an interim balance sheet and income statement for its fiscal half year ended December 31, 2025 (the “2026 Interim Report”), it no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission. In accordance with Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with the Rule (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension until 180 calendar days from the date of the 2026 Interim Report’s due date, or December 28, 2026, to regain compliance. The Company intends to submit the Compliance Plan within the prescribed 60-day period.

The Delinquency Letter has no immediate impact on the listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, which will continue trading under the symbol “PC”. However, if the Company fails to regain compliance with the Rule, the Company’s Class A ordinary shares will be subject to delisting from the NASDAQ.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Premium Catering (Holdings) Limited

Premium Catering (Holdings) Limited is a Singapore-based, certified Halal food caterer founded in 2012 that primarily supplies budget-prepared meals to foreign workers in dormitories, construction, marine, and manufacturing industries.

Core Business Operations

●	Budget Prepared Meals: Supplies high-volume, 7-day-cycle menu meals tailored to specific cultural and religious dietary needs, featuring Indian (vegetarian and non-vegetarian), Bangladeshi, and Chinese cuisines.

●	Smart Incubators: Utilizes custom-made compartmentalized, heated, and insulated food dispensing units introduced since 2019 for easy meal collection.

●	Buffet & Event Catering: Provides full buffet services for private functions, corporate gatherings, and community events.

●	Dormitory Food Stalls: Operates on-site food stalls and offers ancillary bulk-order delivery services.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company’s submission of a Compliance Plan, the Company’s ability to regain compliance with Nasdaq Listing Rules, the continued listing of the Company’s securities on the Nasdaq, and whether or not Nasdaq accepts any Compliance Plan.. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended June 30, 2025 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

Premium Catering (Holdings) Limited

Ka Hei Wong, Chief Financial Officer

Ben.Wong@premium-catering.com.sg

	Premium Catering (Holdings) Limited
	As of	As of	As of
	June 30, 2025	December 31, 2025	December 31, 2025
	S$	S$	US$
		(Unaudited)	(Unaudited)
			(Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	1,937,987	971,863	755,373
Accounts receivable, net	358,361	107,817	83,800
Amount due from related parties	28,195	-	0
Inventories	24,414	62,693	48,727
Deposits, prepayments and other receivables	9,150,388	9,154,662	7,115,391
Total current assets	11,499,345	10,297,035	8,003,291

Non-current assets:
Property and equipment, net	102,560	373,665	290,429
Operating lease right-of-use assets	677,711	677,711	526,746
Deferred offering cost	-	-	-
Total non-current assets	780,271	1,051,376	817,174

TOTAL ASSETS	12,279,616	11,348,411	8,820,465

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables, accruals, and other current	746,192	585,058	454,732
liabilities
Amount due to related parties	39,553	223,636	173,819
Amount due to a shareholder	47,134		-
Bank borrowings	314,559	-	0
Lease liabilities	20,628	-	0
Operating lease payable	260,241	260,241	202,270
Income tax payable	-		-
Total current liabilities	1,428,307	1,068,935	830,821

Non-current liabilities:
Bank borrowings	8,858	63,216	49,134
Lease liabilities	-	-	0
Operating lease payable	418,004	418,004	324,890
Total non-current liabilities	426,862	481,220	374,025

TOTAL LIABILITIES	1,855,169	1,550,155	1,204,846

Commitments and contingencies	-	-	-

Shareholders’ equity

Class A ordinary shares, US$0.0000005 par value, 900,000,000,000 shares authorized, 18,652,750 shares issued and outstanding*	13

Class B ordinary shares, US$0.0000005 par value, 100,000,000,000 shares authorized, 10,547,250 shares issued and outstanding*	7
Additional paid-in capital	17,910,416	17,965,779	13,963,764
Accumulated deficits	-7,485,989	-8,167,522	-6,348,144
Total shareholders’ equity	10,424,447	9,798,257	7,615,620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,279,616	11,348,412	8,820,466

	Premium Catering (Holdings) Limited
	For the six-month period ended December 31,
	2024	2025	2025
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3(d))
Revenues, net	2,232,003	2,055,246	1,597,424

Cost of revenues	(1,599,911)	(1,466,269)	(1,139,646)
Gross profit	632,092	588,977	457,778
Operating expenses:
Selling and distribution	(4,727)	(1,591)	(1,236)
General and administrative	(2,070,530)	(1,061,789)	(825,267)
Total operating expenses	(2,075,257)	(1,063,380)	(826,504)

Loss from operations	(1,443,165)	(52,336)	(52,336)

Other income (expense):
Interest expense	(56,934)	(8,260)	(41,674)
Government grants	5,284	7,477	3,867
Other income	89,953	46,100	65,842
Total other (expense)/income, net	38,303	45,317	28,035

Loss before income taxes	(1,404,862)	(429,085)	(1,028,299)

Income tax expense	-	-	-

NET LOSS/COMPREHENSIVE LOSS	(1,404,862)	(429,085)	(1,028,299)

Net loss per share attributable to shareholders
Basic and diluted*	(0.06)	(0.0004)	(0.05)

Weighted average number of Shares outstanding
Basic and diluted*	21,650,000	21,650,000	21,650,000